UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

InterXion Holding N.V.

(Name of Subject Company (Issuer))

Digital Intrepid Holding B.V.

(Name of Filing Person (Offeror))

An indirect subsidiary of

Digital Realty Trust, Inc.

(Name of Filing Person (Ultimate Parent of Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary shares, nominal value €0.10 per share

(Title of Class of Securities)

N47279109

(CUSIP Number of Class of Securities)

Andrew P. Power

Chief Financial Officer

Digital Realty Trust, Inc.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

(415) 738-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Julian T.H. Kleindorfer, Esq. Charles K. Ruck, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 +1 213 485 1234	Paul Cronheim De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,956,141,752.34	$902,907.20***

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is based on the product of (1) $90.58, the average of the high and low prices per share of ordinary shares, nominal value €0.10 per share (“INXN Shares” such references including fractional shares of INXN, nominal value €0.02 per fractional share, provided that a fractional share will be treated for purposes of the definition of INXN Share as one-fifth (1/5th) of an outstanding ordinary share, nominal value €0.10 per share), of InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, registered with the trade register in the Netherlands under file number 33301892 (“INXN”), on the New York Stock Exchange on January 23, 2020, multiplied by (2) 76,795,559.2, the maximum number of INXN Shares that may be exchanged in the exchange offer. The foregoing share figures have been provided by the issuer to the offeror and are as of January 21, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$902,907.20	Filing Party:	Digital Realty Trust, Inc. and Digital Intrepid Holding B.V.
Form or Registration No.:	Schedule TO	Date Filed:	January 29, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by Digital Realty Trust, Inc., a Maryland corporation (“DLR”), and Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect subsidiary of DLR (“Buyer”), relating to the offer by Buyer to exchange (the “Exchange Offer”) shares of DLR common stock, par value $0.01 per share (“DLR Common Stock”), for all of the INXN Shares, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus, dated January 29, 2020, filed as Exhibit (a)(3) to the Schedule TO (the “Exchange Offer Prospectus”) and the related letter of transmittal filed as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Exchange Offer Prospectus. This Amendment is being filed to reflect certain updates as reflected below.

Items 1, 4 through 9 and 11.

The Exchange Offer Prospectus and Items 1, 4 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the section of the Exchange Offer Prospectus entitled “Summary – Conditions to Closing of the Offer” is hereby amended and supplemented by inserting the following paragraph as the second paragraph thereunder:

“On February 27, 2020, (i) INXN’s shareholders approved the adoption of the resolutions at the EGM of INXN providing for, among other things, the approval of a statutory Dutch legal triangular merger, the approval of a statutory Dutch legal demerger, the approval of an asset sale, the approval of the liquidation, and the appointment of Buyer and DLR designees to the INXN board effective upon the closing, and (ii) DLR’s stockholders approved the issuance of shares of DLR common stock in connection with the transactions contemplated by the purchase agreement. Accordingly, the conditions of the offer relating to the receipt of certain required approvals of the shareholders of INXN and DLR have been satisfied.”

The information set forth in the section of the Exchange Offer Prospectus entitled “Summary – Regulatory Approvals Required for the Offer” is hereby amended and supplemented by inserting the following paragraph as the second paragraph thereunder:

“As of February 28, 2020, DLR and INXN have obtained all regulatory approvals required under the purchase agreement. Accordingly, the condition of the offer relating to the receipt of certain required regulatory approvals has been satisfied.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)

Press Release issued by Digital Realty Trust, Inc. dated February 28, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on February 28, 2020).

Additional Information and Where to Find It

On December 6, 2019, DLR filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, as amended, among DLR, INXN and Buyer, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the SEC on January 27, 2020 and DLR has mailed a definitive proxy statement/prospectus to shareholders of DLR and DLR has caused its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and INXN has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to Exchange Offer. The Exchange Offer for the INXN Shares referred to in this document commenced on January 29, 2020. The solicitation and offer to purchase the INXN Shares will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or INXN may file with the SEC and send to DLR’s stockholders or INXN’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INXN TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INXN WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DLR, INXN AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and INXN with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from INXN’s website (http://www.interxion.com) or by contacting INXN’s Investor Relations Department at (813) 644-9399.

Note Regarding Forward-Looking Statements

DLR and INXN caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR and INXN. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that a condition to the closing of the proposed transactions may not be satisfied, on the anticipated timeline or at all or that the proposed transactions may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected synergies from the proposed transactions will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; adverse changes in the markets in which DLR and INXN operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and INXN. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its Registration Statement on Form S-4 filed with the SEC on December 6, 2019, including Amendment No. 1 to its Registration Statement on Form S-4 filed with the SEC on January 7, 2020 and Amendment No. 2 to its Registration Statement on Form S-4 filed with the SEC on January 24, 2020, its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, including the Form 10-Q for the quarter ended September 30, 2019, and (ii) the documents INXN has filed with or furnished to the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2020

Digital Intrepid Holding B.V.

By: Digital Realty Netherlands B.V., its managing director

By:	/s/ Jeannie Lee
Name:	Jeannie Lee
Title:	Managing Director

Digital Realty Trust, Inc.

By:	/s/ Andrew P. Power
Name:	Andrew P. Power
Title:	Chief Financial Officer